UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number: 000-51251
Full title of the plan and the address of the plan, if different from that of the issuer listed below:
LifePoint Hospitals, Inc. Retirement Plan
Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
LifePoint Hospitals, Inc.
103 Powell Court
Brentwood, Tennessee 37027

LifePoint Hospitals, Inc. Retirement Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2008

Report of Independent Registered Public Accounting Firm
The Plan Sponsor and Administration Committee
LifePoint Hospitals, Inc. Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2007 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Lattimore Black Morgan & Cain, P.C.
Brentwood, Tennessee
June 26, 2009

LifePoint Hospitals, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31, 2007			December 31, 2008
	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total

Assets
Cash	$—	$—	$—	$1,974,662	$—	$1,974,662
Investments, at fair value	282,120,035	8,751,888	290,871,923	279,407,601	—	279,407,601
Employer contributions receivable	—	1,008,226	1,008,226	1,119,114	—	1,119,114
Prepaid expenses	467,306	—	467,306	—	—	—
Income receivable	22,185	—	22,185	170,174	—	170,174

Total assets	$282,609,526	$9,760,114	$292,369,640	$282,671,551	$—	$282,671,551

Liabilities
Accrued interest payable to LifePoint Hospitals, Inc.	$—	$1,008,226	$1,008,226	$—	$—	$—
Note payable to LifePoint Hospitals, Inc.	—	4,293,071	4,293,071	—	—	—
Expenses payable	—	—	—	789,018	—	789,018
Excess contributions payable	160,226	—	160,226	225,226	—	225,226

Total liabilities	$160,226	$5,301,297	$5,461,523	$1,014,244	$—	$1,014,244

Net assets available for benefits at fair value	$282,449,300	$4,458,817	$286,908,117	$281,657,307	$—	$281,657,307

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	480,659	—	480,659	—	—	—

Net assets available for benefits	$282,929,959	$4,458,817	$287,388,776	$281,657,307	$—	$281,657,307

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2007			Year Ended December 31, 2008
	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total
Additions
Interest and dividend income	$667,792	$—	$667,792	$3,507,857	$—	$3,507,857
Employer contributions	6,223,043	9,143,944	15,366,987	—	4,636,516	4,636,516
Participants’ contributions	30,723,487	—	30,723,487	30,890,310	—	30,890,310

Total additions	37,614,322	9,143,944	46,758,266	34,398,167	4,636,516	39,034,683

Deductions
Benefits paid	26,200,087	—	26,200,087	21,277,274	—	21,277,274
Interest expense	—	661,452	661,452	—	343,445	343,445
Administrative expenses	1,943,474	—	1,943,474	1,041,288	—	1,041,288

Total deductions	28,143,561	661,452	28,805,013	22,318,562	343,445	22,662,007

Net depreciation in fair value of investments	(4,161,903)	(5,090,918)	(9,252,821)	(79,686,169)	(314,506)	(80,000,675)
Allocation of ESOP shares to Plan	11,722,352	(11,722,352)	—	8,437,382	(8,437,382)	—

Net increase (decrease) in net assets available for benefits	17,031,210	(8,330,778)	8,700,432	(59,169,182)	(4,458,817)	(63,627,999)

Transfer of assets into the Plan from the Province Healthcare Company 401(k) Retirement Plan	—	—	—	57,896,530	—	57,896,530

Net assets available for benefits at beginning of year	265,898,749	12,789,595	278,688,344	282,929,959	4,458,817	287,388,776

Net assets available for benefits at end of year	$282,929,959	$4,458,817	$287,388,776	$281,657,307	$—	$281,657,307

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008
Note 1 — Description of the Plan
The following description of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Additionally, during the year ended December 31, 2008, the Company made certain amendments to the Plan that were effective as of January 1, 2008. Amendments to the Plan include the following:
(i)	Removal of the Plan’s age requirement. Previously, employees of the Company were required to attain the age of 21 on the last day of the Plan year to be eligible to participate in the Plan and receive allocations of employer contributions.

(ii)	Shortening of the Plan’s vesting schedule. Prior to January 1, 2008, employees participating in the Plan vested 20% in the employer contributions after two years of service and 20% each year thereafter until fully vested after six years of service. Effective January 1, 2008, for terminations of service occurring on or after January 1, 2008, employer contributions will be fully vested upon completion of two years of service. Prior to the completion of two years of service, employer contributions remain unvested.
The following description of the Plan reflects the current conditions of participation in the Plan and considers the above noted amendments.
General
The Plan is a defined contribution plan covering all employees of LifePoint Hospitals, Inc. (the “Company”) who have completed 30 days of service as of December 31, 2008. The Plan consists of two components: an employee stock ownership plan (“ESOP”) component within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”) and a 401(k) component. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Each participant may elect to contribute up to 50% of his or her pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to the Code’s limitations.
The Plan provides a discretionary matching contribution in the form of Company stock or cash in an amount equal to 100% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period, up to 3% of the participant’s eligible compensation (“Matching Contributions”). Subsequent to December 31, 2008, the Company intends to fund its Matching Contributions solely with cash.
In any Plan year and in addition to the Matching Contributions, the Company may make discretionary Company profit sharing contributions (“Profit Sharing Contributions”). The Profit Sharing Contributions are allocated to participant accounts on a pro rata basis based on eligible compensation earned in the year for which the contributions apply. To be eligible for an allocation of the Profit Sharing Contributions, a participant must be an employee of the Company as of the last day of the Plan year.
An additional contribution by the Company in an amount determined by the Company to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Non-elective Employer Contributions”). Alternatively, certain highly compensated employees may be refunded a portion of their Salary Deferral Contributions in order to comply with the same nondiscrimination requirements of the Code.
For the years ended December 31, 2007 and 2008, the Company made Matching Contributions of $5,130,000 and $1,119,114, respectively, and contributed 277,245 shares and 279,675 shares of the Company’s common stock, respectively. Additionally, during the year ended December 31, 2007, the Company made a Profit Sharing Contribution of $6,223,026. There were no Profit Sharing Contributions made during the year ended December 31, 2008.

Participant Accounts
Each participant’s account is credited (charged) with his or her Salary Deferral Contribution, the Company’s contributions, Plan fees and Plan earnings (losses). Allocations are based on participant’s earnings (losses) or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants who have three or more years of credited service to diversity up to 100% of their allocated ESOP contributions by investing in other securities available under the Plan.
Payment of Benefits
Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or his or her beneficiary, as applicable, in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000 the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but less than $5,000, the vested value of the participant’s account is rolled into an individual retirement account on behalf of the participant. A participant’s contributions may also be withdrawn for certain hardship situations.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from six months to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 4.0% to 9.5% as of December 31, 2008, as determined by the plan administrator. Principal and interest are paid by the participant ratably through payroll deductions.
Vesting and Forfeitures
Participants are immediately fully vested in their Salary Deferral Contributions, Non-elective Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Matching Contributions and Profit Sharing Contributions are subject to the following vesting schedule for participants that terminate service on or after January 1, 2008:

Vested
Years of Service	Percentage

Less than 2 years	0%
2 years or more	100%
Participants’ interest in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a total and permanent disability or die while employed by the Company.
If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of their account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan. During the years ended December 31, 2007 and 2008, the Company utilized forfeitures of $4,580,198 and $3,134,195 to reduce the Company’s Matching Contributions and pay administrative expenses of the Plan. Unused forfeitures totaled $4,722,450 and $2,562,105 at December 31, 2007 and 2008, respectively.
Plan Merger and Transfer of Assets
Prior to January 1, 2008, the Company administered two separate plans, the Plan and the Province Healthcare Company 401(k) Retirement Plan. Effective January 1, 2008, the Company merged the two plans into one plan. The Plan is the surviving plan of the two merged plans. The fair value of the assets transferred into the Plan from the Province Healthcare Company 401(k) Retirement Plan totaled $57,896,530.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation for the categorization of funds and changes in non-participant directed funds. None of these reclassifications have an impact on the Plans net assets available for benefits or changes therin.
Valuation of Investments
The Plan’s investments are stated at fair value. On January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), as it relates to the Plan’s investments as further discussed in Note 3.
Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Fully Benefit-Responsive Investment Contracts
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Prior to January 1, 2008, the Plan invested in investment contracts through a collective trust. The Statement of Net Assets Available for Benefits as of December 31, 2007 presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007 is prepared on a contract value basis. There were no fully benefit-response investments contracts outstanding as of December 31, 2008.
Administrative Expenses
Administrative expenses, including legal and participant accounting expenses and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.
Benefit Payments
Benefits are recorded when paid.

Note 3 — Investments
The Plan’s investments are held, and transactions are executed, by The Chares Schwab Trust Company (the “Trustee”). The Charles Schwab Trust Company replaced Northern Trust as custodial trustee for the Plan effective January 1, 2008.
On January 1, 2008, the Plan adopted the provisions of SFAS No. 157. SFAS No. 157 establishes a framework for measuring fair value and establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The tiers are as follows:
Level 1	—	defined as observable inputs such as quoted prices in active markets;

Level 2	—	defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3	—	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The following is a description of the valuation methodologies used to value the Plan’s assets measured at fair value in accordance with SFAS No. 157:
LifePoint Hospitals, Inc. Common Stock: Valued at the last reported sales price on the last business day of the Plan year reported by the active market in which the securities are traded.
Mutual Funds: Valued at the last reported sales prices on the last business day of the Plan year reported by the active markets in which the individual funds are traded.
Self-directed Brokerage Accounts: Valued at the last reported sales prices on the last business day of the Plan year reported by the active markets in which the individual funds are traded.
Money Market Funds: Valued at quoted prices in markets that are not active by a combination of inputs, including but not limited to dealer quotes who are market makers in the underlying funds and other directly and indirectly observable inputs.
Collective Trusts: Valued at the current value of and net investment gains or losses relating to the units of participation held by the Plan.
Participant Loans: Valued at amortized cost based on their outstanding balances, which approximates fair value.
The fair values, within the fair value hierarchy in accordance with SFAS No. 157, of the Plan’s assets at December 31, 2008 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Hospitals, Inc. Common Stock	$55,778,272	$—	$—	$55,778,272
Mutual Funds	42,934,925	—	—	42,934,925
Self-directed Brokerage Accounts	3,295,272	—	—	3,295,272
Money Market Funds	—	58,152,349	—	58,152,349
Collective Trusts	—	112,316,626	—	112,316,626
Participant Loans	—	—	6,930,157	6,930,157

	$102,008,469	$170,468,975	$6,930,157	$279,407,601

Changes in the fair value of participant loans, the Plan’s only Level 3 assets, as of December 31, 2008 are as follows:

Balance at January 1, 2008	$3,294,357
Issuances and settlements, net	3,635,800

Balance at December 31, 2008	$6,930,157

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2008 are as follows:

	2007	2008
State Street S&P 500 Index Fund	$—	$64,631,101
Federated Prime Cash Obligations	—	58,009,693
LifePoint Hospitals, Inc. Common Stock*	72,262,074	55,778,272
State Street Passive Bond Market Index Fund	—	47,685,525
American Funds EuroPacific Growth Fund	—	23,929,954
Oppenheimer Main Street Small Cap A Fund	—	19,004,971
Northern Trust Company Stock Index Fund	64,746,458	—
Northern Trust Company Stable Value Asset Fund	59,529,785	—
Northern Trust Company Small Company Index Fund	37,779,008	—
Northern Trust Company International Equity Index Fund	25,308,001	—
Northern Trust Company Aggregate Bond Index Fund	18,933,069	—

*	Includes non-participant directed investments.
For the years ended December 31, 2007 and 2008, the Plan’s investments, including investments purchased, sold and held during the year, appreciated (depreciated) as follows:

	2007	2008
LifePoint Hospitals, Inc. Common Stock	$(17,377,541)	$(16,842,102)
Mutual Funds	—	(27,231,973)
Self-directed Brokerage Accounts	992,145	(1,875,781)
Collective Trusts	7,132,575	(34,050,819)

	$(9,252,821)	$(80,000,675)

Note 4 — Nonparticipant-Directed Investments
The fair value of nonparticipant-direct investments at December 31, 2007 and 2008 are as follows:

	2007		2008
	Allocated	Unallocated	Allocated	Unallocated
Short Term Investment Fund	$991,246	$—	$—	$—

LifePoint Hospitals, Inc. Common Stock:
Number of shares	73,647	294,280	103,120	—

Cost	$2,468,642	$3,373,483	$2,993,692	$—

Fair Value	$2,190,257	$8,751,888	$2,355,272	$—

Total fair value of nonparticipant-directed investments	$3,181,503	$8,751,888	$2,355,272	$—

Changes in the net assets related to the nonparticipant-directed investments for the years end December 31, 2007 and 2008 are as follows:

	2007	2008
Nonparticipant-directed investments at beginning of year	$18,385,600	$11,933,391
Change in net assets:
Transfers from (to) other funds	242,537	(6,994,236)
Distributions to participants	(3,097,239)	(686,298)
Employer cash contributions	5,130,000	1,119,114
Net depreciation in fair value	(8,727,507)	(3,016,699)

Nonparticipant-directed investments at end of year	$11,933,391	$2,355,272

Note 5 — Note Payable to LifePoint Hospitals, Inc.
On June 9, 1999, the Plan purchased 2,796,719 shares of the Company’s common stock from the Company at $11.50 per share for an aggregate purchase price of $32,162,269. The Plan issued a note payable to the Company (the “Note”) in an amount equal to the purchase price. The Note was secured by a pledge of the unallocated stock. The Note was payable in ten annual payments of $4,636,517, which included interest on the outstanding principal balance at an annual rate of 8%. All remaining principal and interest on the Note was repaid during the year ended December 31, 2008.
The purchased shares were held by the Trustee in a suspense account as collateral and were released from the suspense account as the loan was repaid and then used to fund employer contributions. The Plan used the Company’s contributions to repay the Note principal and interest. As of December 31, 2008, all of the shares had been allocated to participant accounts.
The purchase price for the Company’s common stock was acknowledged to be no greater than the prevailing price of the Company’s common stock quoted on NASDAQ at June 9, 1999. Based on this determination, and subject to limitations contained in the Code, the Company was entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions related. The participants and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.
Note 6 — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 7 — Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS), dated January 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to bring the Company’s operations into compliance with the Code. The Plan’s administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRS.
Note 8 — Party-In-Interest Transactions
The issuance of the Note to the Company for the purchase of the Company’s common stock and contributions received by the Plan from the Company to fund principal and interest payments on the Note are considered transactions with parties-in-interest. Additionally, the Plan holds investments in the form of participant loans and such transactions qualify as party-in-interest transactions. Furthermore, the Plan paid $1,943,474 and $1,041,288 in administrative expenses to the Plan’s trustees and recordkeepers during the years ended December 31, 2007 and 2008, respectively. All of these transactions are permissible under specific exemptions included in ERISA and the Code.

Note 9 — Reconciliation of financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2008:

	2007	2008
Net assets available for benefits per the financial statements	$287,388,776	$281,657,307
Less deemed distributions of participant loans	(152,553)	(171,710)

Net assets available for benefits per the Form 5500	$287,236,223	$281,485,597

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2008:

	2007	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$8,700,432	$(63,627,999)
Add deemed distributions of participant loans at beginning of year	150,080	152,553
Less deemed distributions of participant loans at end of year	(152,553)	(171,710)

Net increase (decrease) in net assets available for benefits per the Form 5500	$8,697,959	$(63,647,156)

Note 10 — Subsequent Events
Effective January 1, 2009, the Company made the following amendments to the Plan:
(i)	Reduced the number of days of required service prior to participation in the Plan from 60 days to 30 days; and

(ii)	Placed a limit on the percentage of an individual’s aggregate account that can be invested in the Company’s stock at 25%.
Additionally, effective January 1, 2009, Reliance Trust Company replaced U.S. Trust as discretionary trustee of the Plan.

LifePoint Hospitals, Inc. Retirement Plan
EIN: 52-2165845 Plan No.: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate			(e)
	Borrower, Lessor	of Interest, Collateral, Par	(d)		Current
(a)	or Similar Party	or Maturity Value	Cost		Value
	State Street S&P 500 Index F	Collective Trust	$ **		$64,631,101
	Federated Prime Cash Obligations	Money Market Fund	**		58,009,693
*	LifePoint Hospitals, Inc. Common Stock	Common Stock	68,778,481	***	55,778,272	***
	State Street Passive Bond Market Index	Collective Trust	**		47,685,525
	American Funds EuroPacific Growth Fund	Mutual Fund	**		23,929,954
	Oppenheimer Main Street Small Cap A	Mutual Fund	**		19,004,971
*	Participant Loans	Interest rate ranges from	**		6,930,157
		4.0% to 9.5%
	Self-directed Brokerage Accounts	Various investments	**		3,295,272
	Government Obligations	Money Market Fund	**		119,769
	Federated Capital Reserves	Money Market Fund	**		22,887

					$279,407,601

*	Indicates a party-in-interest to the Plan.

**	Not required for participant-directed investments.

***	Includes participant and nonparticipant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009	LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN
	By:	/s/ John P. Bumpus
John P. Bumpus
Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm